

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Adrian Adams
President and Chief Executive Officer
Impel NeuroPharma, Inc.
201 Elliott Avenue West, Suite 260
Seattle, WA 98119

> **Re: Impel NeuroPharma, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 12, 2021**
> **CIK No. 0001445499**

Dear Mr. Adams:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note your disclosure that "your pipeline of late-stage proprietary product candidates also includes INP107 for the treatment of OFF episodes in Parkinson's Disease." We further note your disclosure on pages 5 and 92 that you expect to initiate a pharmacokinetic and tolerability trial with respect to INP107 in 2022 and that INP107 is depicted as in Phase 1 in your pipeline chart. Please revise your disclosure to remove the implication that INP107 is a late-stage product candidate, or advise.

Our Product Candidates, page 3

2.   We note your discussion of the exploratory efficacy results of your STOP301 trial to evaluate the safety and tolerability of long-term, intermittent use of TRUDHESA as an acute treatment of migraine with or without aura in adult patients. Given that the trial was not powered to determine statistical significance of the exploratory efficacy endpoints as you disclose on page 4, please revise your disclosure here and throughout to eliminate comparisons of the results of your study with best optimal care baselines and results of other approved treatments. Alternately, provide the basis for which such comparisons can reliably be made.

3.   We note your disclosure in the first paragraph following the bullet point on page 4 that there were no serious adverse events related to TRUDHESA observed in the STOP301 trial. Please clarify whether any serious adverse events were observed at all, whether or not related to TRUDHESA. If there were, you may describe how you determined the SAEs were not related to TRUDHESA.

INP105 (Acute Treatment of Agitation and Aggression in Autism Spectrum Disorder), page 5

4.   Please revise throughout to remove any inference regarding regulatory approval or the safety, tolerability and efficacy of your product candidates or explain to us why these statements are appropriate given the stage of your product candidates. We note, by way of example, the statement that you "believe INP105 has the potential to be a preferred choice for the acute treatment of agitation and aggression events." In this regard we also note the statement on page 98 that: "TRUDHESA administration resulted in a total plasma exposure of DHE in the first two hours of dosing similar to IV, which has been shown in our exploratory efficacy analyses to enable rapid pain relief."

5.   We note that you plan to initiate a double-blind, placebo-controlled Phase 2 proof-of-concept clinical trial of INP105 in adolescents with ASD by the end of 2021. Please disclose the country and clinical phase of this planned study here and where you discuss your Product Candidates in the Business section of your Prospectus.

INP107 (Treatment of OFF Episodes in Parkinson's Disease), page 5

6.   We note your disclosure that your expect to initiate a pharmacokinetic and tolerability trial in 2022. Please disclose the country where the anticipated trial will be conducted, and the clinical phase of this planned study, here and where you discuss your Product Candidates in the Business section of your Prospectus.

Implications of Being an Emerging Growth Company, page 8

7.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they

Adrian Adams
Impel NeuroPharma, Inc.
March 11, 2021
Page 3

retain copies of the communications.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Polices and Estimates
Stock-Based Compensation, page 84

8. Once you have an estimated offering price or range, please explain to us how you
    determined the fair value of the common stock underlying your equity issuances and the
    reasons for any significant differences between the recent valuations of your common
    stock leading up to the initial public offering and the estimated offering price. This
    information will help facilitate our review of your accounting for equity issuances
    including stock compensation and beneficial conversion features. Please discuss with
    the staff how to submit your response.

Business
Intellectual Property, page 115

9. Please expand your disclosure to address the following:
    •   disaggregate the number of your owned patents by type of patent or patent family and
        disclose the related expiration dates for each group;
    •   clarify whether you have composition of matter patents for the formulations of the
        product candidates referenced in your pipeline table; and
    •   disclose the patent expiration dates for your licensed patent portfolio and file the
        related licensing agreement(s) as exhibits to your registration statement. Refer to
        Item 601(b)(10)(ii)(B) for guidance.

Description of Capital Stock
Anti-Takeover Provisions
Restated Certificate of Incorporation and Restated Bylaw Provisions
Choice of Forum, page 165

10. Please expand your disclosure to discuss the provision of your restated bylaws that will
    provide that the federal district courts of the United States of America will be the
    exclusive forum for the resolution of any complaint asserting a cause of action under the
    Securities Act. In this regard, we note your risk factor disclosure on page 62.

Adrian Adams
Impel NeuroPharma, Inc.
March 11, 2021
Page 4

       You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.

                                                 Sincerely,

                                                 Division of Corporation Finance
                                                 Office of Life Sciences

cc: Amanda L. Rose, Esq.